SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number 1-15967 (The Dun & Bradstreet Corporation)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of The Dun & Bradstreet Corporation.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, NJ 07078

Profit Participation Plan of The Dun & Bradstreet Corporation

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Benefits Committee of
The Dun & Bradstreet Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Participation Plan of The Dun & Bradstreet Corporation (the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Florham Park, NJ
June 11, 2004

Financial Statements

Profit Participation Plan of The Dun & Bradstreet Corporation
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

(dollars in thousands)	2003	2002
Assets
Investments (see Note 3)	$732,966	$616,251

Receivables
Employer contributions receivable	1,767	—

Total Receivables	1,767	—

Net assets available for plan benefits	$734,733	$616,251

See accompanying notes to the financial statements.

Profit Participation Plan of The Dun & Bradstreet Corporation
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2003

(dollars in thousands)
Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments (see Note 3)	$119,092
Interest income	12,035
Dividend income	1,491

132,618
Contributions
Participant	19,748
Employer	15,143
Transfer from Harris Infosource International, Inc. 401k plan (see Note 1)	2,741

Total contributions	37,632

Total additions	170,250

Deductions
Deductions from net assets attributed to benefits paid to participants	51,720
Administrative expenses	48

Total deductions	51,768

Net increase	118,482
Net assets available for plan benefits
Beginning of year	616,251

End of year	$734,733

See accompanying notes to the financial statements.

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2003 and 2002

(dollars in thousands)

1.	Background and Plan Description

The Dun & Bradstreet Corporation (the “Company”) established a Trust (the “Trust”) for the purpose of holding the assets of the Profit Participation Plan of The Dun & Bradstreet Corporation (the “Plan”).

During 2001, the Company acquired 100% of iMarket. The Plan has been amended effective January 1, 2002 to include eligibility and vesting requirements for iMarket employees. In January 2002, assets totaling $1.72 million were transferred into the Plan from the iMarket 401(k) plan. In 2001 the Company acquired Harris Infosource International, Inc (‘Harris’). On January 3, 2003 the Harris 401(k) Plan was terminated and assets totaling $2.741 million were transferred into the Plan from the Harris 401(k) Plan. Harris participants became 100% vested in their Harris Plan balances upon transfer to the Plan, and will be covered under all Plan provisions. Harris 401(k) Plan assets were invested in comparable investment fund options in the Plan and, prior to the transfer of assets, the Harris participants were permitted to change those investment fund options.

As of July 31, 2002, Dun & Bradstreet outsourced certain technology functions, including data center operations, to Computer Sciences Corporation “CSC”. In connection with the transaction the Company amended the Plan to effect full vesting for employees terminated by D&B in connection with the outsourcing to CSC. As a result of the amendment, terminated participants related to the CSC outsourcing were permitted to either have their fully vested balance transferred to a CSC plan, have their fully vested balance remain in the Plan or have their fully vested balance distributed. The impacted employees will no longer be able to contribute to the Plan. To the extent a participant elected to make a direct rollover of his or her account balance to a CSC plan, any outstanding loan was, to the extent elected, also transferred as part of the direct rollover transaction.

The following summary of major Plan provisions in effect for the Plan year is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has been amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

Eligibility

Full time team members of the Company are immediately eligible to participate in the Plan on their date of hire. Part time team members who work at least one thousand hours during the consecutive twelve-month period following employment, or in any calendar year thereafter, are eligible to participate in the Plan.

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2003 and 2002

(dollars in thousands)

Contributions

Each eligible participant may contribute up to 16% of covered compensation to the Plan on a pre and/or post-tax basis, subject to an overall limit imposed by the Internal Revenue Code (“IRC”). In addition participants age 50 and over have the ability to contribute up to an additional $2,000 in pre-tax contributions through the Plan’s catch-up contribution provisions. The Company makes minimum matching contributions equal to 50% of the first 6% of covered compensation contributed by the participant. In addition, through 2002 the Company also made an additional match if the increase in the Company’s current year earnings per share (“EPS”) was greater than 10% over the prior year EPS of the Company (“EPS Match”). The amount of the EPS Match was determined for each participant based on the extent to which the average increase in EPS exceeds 10%. The EPS Match was made in the form of Dun & Bradstreet Corporation Common Stock.

Effective for the year ended December 31, 2003, the basis on which the Company’s additional match is calculated was changed from EPS to revenue growth (“Revenue Match). The Revenue Match is determined according to a matrix that is based on the external annual guidance provided for the performance measure.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. Prior to 2001, the EPS Match was participant-directed, however an amendment to the Plan in the year ended 2001 made the EPS Match Company-directed. However the EPS Match allocated to each participant may not be transferred from the Dun & Bradstreet Common Stock Fund until the participant is terminated or reaches the age of 50. In addition, participants may have no more than 50% of contributions directed to The Dun & Bradstreet Common Stock Fund. Income earned and net appreciation or depreciation on Plan investments for a given fund are allocated in proportion to the participant’s account balance in that fund on a daily basis.

The Plan currently offers the following thirteen funds:

(a)	The Special Fixed Income Fund is invested in investment contracts with one or more insurance companies and/or other financial institutions. For fixed rate contracts, the interest rate of each contract depends on market conditions at the time the contract is negotiated and the length of the contract. For floating rate contracts, the interest rate is based on the yield of a market index chosen at the time the contract is negotiated and is reset quarterly based on changes in the index’s yield.

(b)	The PIMCO Total Return Fund — Administrative Class is invested primarily in investment-grade bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.

(c)	The Barclays Global Investors Balanced Index Fund is invested approximately 60% in an S&P 500 index fund and approximately 40% in a U.S. fixed income index fund. The Fund holds units of Barclays Global Investors Equity Index Fund T and Barclays Global Investors US Debt Market Fund K.

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2003 and 2002

(dollars in thousands)

(d)	The Dun & Bradstreet Corporation Common Stock Fund is invested primarily in the common stock of The Dun & Bradstreet Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity.

(e)	The Moody’s Corporation Common Stock Fund is invested primarily in the common stock of Moody’s Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity. No new contributions or transfers in are allowed.

(f)	The Fidelity Aggressive Growth Fund is invested primarily in common stocks of domestic and foreign issuers. The fund focuses on medium-sized companies, but may also invest in larger or smaller companies and foreign companies.

(g)	The Fidelity Blue Chip Growth Fund is invested in common stocks of well-known and established companies considered “blue chip” by the fund’s portfolio manager. The fund may also invest in companies believed to have above-average growth potential.

(h)	The Fidelity Diversified International Fund is normally invested in non-US Securities, primarily in common stock. The fund may invest in emerging markets, convertible securities and cash-equivalent investments.

(i)	The Fidelity Equity Income Fund is normally invested at least 80% of assets in equity securities, primarily in income-producing equity securities which tend to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

(j)	The Fidelity Low-Priced Stock Fund is normally invested at least 80% of assets in “low-priced” common stocks. Low-priced stocks are stocks that are priced at or below $35 per share at time of investment. Often these are stocks of smaller, less well-known companies that the funds portfolio manager considers undervalued.

(k)	The Barclays Global Investors Mid and Small Capitalization Index Fund is invested in stocks of medium-and small-sized U.S. companies. The fund will consider investing in substantially all U.S. common stocks that are not included in the S&P 500 Index. The fund also holds units in Barclays Global Investors Extended Equity Market Fund K.

(l)	The Barclays Global Investors International Equity Index Fund is invested in stocks of highly capitalized companies in 21 developed countries located in Western Europe, Australia, Japan and the Pacific Rim. The fund also holds units in Barclays Global Investors EAFE Equity Index Fund T.

(m)	The Barclays Global Investors S&P 500 Index Fund is invested in the stocks included in the S&P 500 Index, which contains 500 predominantly large U.S. — based companies. The Fund holds units in Barclays Global Investors Equity Index Fund T.

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2003 and 2002

(dollars in thousands)

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. On termination of employment due to death, retirement or disability, a participant or his or her beneficiary is entitled to receive the vested amount allocated to the participant’s account as a lump sum distribution or in annual installments over a period of not longer than 20 years. Distributions from participant accounts with five thousand dollars or less are required to be lump sum payments.

Participant Loans

Participants may obtain loans from the Plan, which are secured by the vested balance in their account. The Plan limits the total number and amount of loans outstanding at any time for each participant, to two general-purpose loans and one principal residence loan. The minimum loan amount is five hundred dollars and the maximum is the lower of 50% of a participant’s vested account balance or fifty-thousand dollars, limited by existing outstanding loans. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2003 and 2002, interest on participant loans ranged between 6% and 11.5% and 6.25% and 11.5%, respectively.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. The Plan provides for 100% vesting in the value of Company contributions plus actual earnings thereon to a participant’s Plan account at the end of three years of vesting service. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if he/she becomes totally and permanently disabled or dies.

Amounts forfeited by nonvested or partially vested participants who terminated employment during the year ended December 31, 2003 were $530. As of December 31, 2003, forfeited participant accounts totaled $118 and will be used to reduce future Company contributions.

Administration of the Plan

Effective September 29, 2003 the Board of Directors of the Company replaced the Management Employee Benefits Committee with a three-committee structure, consisting of the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee. Fidelity Management Trust Company (the “Trustee”) is the Trustee of the Plan and has custody of the Plan’s assets. The expenses of administering the Plan are paid by the Company except for investment management fees which are charged to the Plan.

Plan Termination

While the Company has not expressed any intention to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of the ERISA and the Internal Revenue Code, which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2003 and 2002

(dollars in thousands)

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and to disclose contingent assets and liabilities. The most significant estimates of the Plan relate to the valuation of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation

Investments in Mutual Funds are valued at the closing fund share price based on market quotations on the last business day of the Plan year. Investments in common stock are valued based on their closing quoted market price on the last business day of the Plan year. Common/Collective Trusts are valued at the net asset value as reported by the fund managers. Fair values of the underlying investments are based upon the latest published market quotations, where available. Investments in benefit responsive contracts with insurance companies are valued at contract value.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2003 and 2002

(dollars in thousands)

3.	Investments

Investments held by the Plan at December 31, 2003 and 2002 are summarized as:

(dollars in thousands)	2003	2002
At fair value
Common Stocks	$131,594	$96,225
Common/Collective Trusts	258,667	210,394
Mutual Funds	83,864	57,446
Money Market Funds	13,857	9,876
Participant Loans	6,473	6,783
At contract value
Insurance Contracts	238,511	235,527

Total Investments Held by the Plan	$732,966	$616,251

Investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002 are identified as follows:

(dollars in thousands)	2003	2002
Common Stocks
The Dun & Bradstreet Corporation Common Stock	$59,265	$39,332
Moody’s Corporation Common Stock	72,329	56,892
Common/Collective Trust
Barclays Global Investors S&P 500 Index	190,291	158,552
Insurance Contracts
Massachusetts Mutual	20,014	37,361
Metropolitan Life Inc Co.	75,305	54,486
Pacific Life Insurance Co.	52,738	27,582
Principal Life Insurance	30,606	43,019
Travelers Insurance Company	36,638	35,324
Other (investments individually less than 5%)	195,780	163,703

Total investments	$732,966	$616,251

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2003 and 2002

(dollars in thousands)

This footnote represents only the depreciation/appreciation in the funds. Other factors, such as contributions, withdrawals, interest income and dividend income also attributed to the change in net assets. During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated or appreciated in value as follows:

(dollars in thousands)

Net Appreciation
Common Stocks
The Dun & Bradstreet Corporation Common Stock	$19,063
Moody’s Corporation Common Stock	24,826
Common/Collective Trusts
Barclays Global Investors Mid and Small Capitalization Index Fund	9,566
Barclays Global Investors S&P 500 Index Fund	43,002
Barclays Global Investors International Equity Index Fund	3,126
Barclays Global Investors Balanced Index Fund	3,883
Mutual Funds
Fidelity Equity Income Fund	1,814
Fidelity Blue Chip Growth Fund	2,611
Fidelity Low-Price Stock Fund	4,476
Fidelity Aggressive Growth Fund	3,953
Fidelity Diversified International Fund	2,709
PIMCO Total Return Fund — Administrative Class	63

Total net appreciation	$119,092

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2003 and 2002

(dollars in thousands)

4.	Company-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Company-directed EPS Match is as follows:

(dollars in thousands)	December 31,
	2003	2002
Net assets
The Dun & Bradstreet Corporation Common Stock	$14,634	$3,858

Year Ended
December 31,
2003
Changes in net assets
Contributions	$7,685
Net appreciation in fair value of investments	4,403
Less administrative expenses	(5)
Benefits paid to participants	(548)
Forfeitures	(187)
Transfers to participant-directed investments	(572)

$10,776

5.	Contracts with Insurance Companies

The Plan has entered into benefit-responsive investment contracts with various insurance companies. The average life of the contracts is 3 to 5 years. Participants in the Plan can invest in these contracts by allocating a percentage of their contributions into the Special Fixed Income Fund. The Special Fixed Income Fund is credited with earnings on the underlying investment contracts and charged for participant withdrawals. Such contracts are included in the financial statements at contract value as reported to the Plan by the respective contract issuers. Contract values represent contributions made under the contract, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 1.93% to 7.14% for 2003 and 1.99% to 7.14% for 2002. Credited interest rates for fixed rate contracts are fixed for the duration of such contracts and depend upon market conditions when the contract is negotiated. For floating rate contracts, interest rates are reset each quarter. The fair value of the contracts as of December 31, 2003 and 2002 were $243,464 and $243,235, respectively. The fair value of insurance contracts is a required financial statements disclosure for information purposes only.

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2003 and 2002

(dollars in thousands)

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 2, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the letter does not address Plan amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision is made for income taxes in the accompanying financial statements.

7.	Related-Party Transactions

Certain Plan investments are in shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services amounted to $48 for the year ended December 31, 2003.

8.	Subsequent Event

The Plan was amended to allow Hoover’s 401(k) Profit Sharing Plan participants to participate in the Plan effective January 1, 2004. On January 5, 2004, assets totaling $2.479 million were transferred from Hoovers 401(k) Profit Sharing Plan into the Plan.

Supplemental Schedule

Profit Participation Plan of The Dun & Bradstreet Corporation
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

	Price Per	Number of	Fair Market
Description of Investments	Share/Unit	Shares/Units	Value
Common Stocks
The Dun & Bradstreet Corporation Common Stock	50.71	1,168,697	$59,264,625
Moody’s Corporation Common Stock	60.55	1,194,541	72,329,458

			131,594,083
Common/Collective Trusts
Barclays Global Investors Mid/Sm Cap Index Fund	26.88	1,211,971	32,577,780
Barclays Global Investors S&P 500 Index Fund	32.65	5,828,196	190,290,600
Barclays Global Investors International Equity Index Fund	9.14	1,271,132	11,618,146
Barclays Global Investors Balanced Index Fund	10.99	2,200,203	24,180,231

			258,666,757
Mutual Funds
Fidelity Equity Income Fund*	49.75	198,676	9,884,131
Fidelity Blue Chip Growth Fund*	39.63	367,082	14,547,460
Fidelity Low-Priced Stock Fund*	34.98	528,841	18,498,858
Fidelity Aggressive Growth Fund*	14.93	1,138,516	16,998,044
Fidelity Diversified International Fund*	24.12	428,722	10,340,775
PIMCO Total Return Fund — Administrative Class	10.71	1,269,357	13,594,813

			83,864,081
Insurance Contracts at Contract Value
Massachusetts Mutual #35055 04/01/04 7.14%	1.00	20,014,287	20,014,287
Metropolitan Life Insurance Co #25835 10/01/04 5.63%	1.00	13,951,232	13,951,232
Metropolitan Life Insurance Co #28352 4/01/05 4.64%	1.00	43,194,154	43,194,154
Metropolitan Life Insurance Co #28891 10/01/08 3.56%	1.00	18,159,410	18,159,410
New York Life Insurance #GA31397 3/31/06 1.93%	1.00	16,721	16,721
New York Life Insurance #GA31459 10/01/07 2.11%	1.00	5,036,291	5,036,291
New York Life Insurance #GA31817 10/01/08 3.51%	1.00	18,156,914	18,156,914
Pacific Life Insurance Co #G-26694-01 4/03/06 5.48%	1.00	29,093,344	29,093,344
Pacific Life Insurance Co #G-26694-02 4/01/08 3.76%	1.00	23,645,069	23,645,069
Principal Life Insurance #4-04402-08 4/01/04 3.53%	1.00	12,105,198	12,105,198
Principal Life Insurance #4-04402-09 4/01/08 3.72%	1.00	18,500,980	18,500,980
Travelers Insurance Co #GR 18419 4/02/07 3.72%	1.00	36,637,748	36,637,748

			238,511,348
Money Market Funds
Fidelity Investments Short Term Investment Fund*			13,857,196
Participant Loans
Loans to Participants			6,472,647

Total investments			$732,966,112

*Party in interest transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Benefits Committee of The Dun & Bradstreet Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN of THE DUN & BRADSTREET CORPORATION (Name of Plan)

BY:	/s/ Patricia A. Clifford

Patricia A. Clifford
Vice President of Human Resources

BY:	/s/ Mary Jane Raymond

Mary Jane Raymond
Vice President & Corporate Controller

Date: June 28, 2004